UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MATTERSIGHT CORPORATION

(Name of Subject Company)

MATTERSIGHT CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

7% Series B Convertible Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

Common Stock: 577097108

(CUSIP Number of Class of Securities)

Kelly D. Conway

Chief Executive Officer

Mattersight Corporation

200 W. Madison Street, Suite 3100

Chicago, Illinois 60606

(877) 235-6925

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew P. Dubofsky

Steven J. Tonsfeldt

Cooley LLP

380 Interlocken Crescent

Suite 900

Broomfield, CO 80021-8023

(720) 566-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Mattersight Corporation, a Delaware corporation (“Mattersight”), with the Securities and Exchange Commission on May 10, 2018, as amended May 21, 2018, May 25, 2018 and June 8, 2018 (the “Schedule 14D-9”), relating to the tender offer by NICE Systems, Inc. (“Parent”), NICE Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and NICE Ltd. (“Guarantor”), to purchase all of the issued and outstanding shares of Mattersight Common Stock at a purchase price of $2.70 per share and all of the issued and outstanding shares of Mattersight 7% Series B Convertible Preferred Stock at a purchase price of $7.80 per share, plus accrued but unpaid dividends payable thereon as of immediately prior to the Effective Time, net to the holder thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2018, and the related Letter of Transmittal, each of which may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement.

Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged. All page references are to pages in the Schedule 14D-9.

Explanatory Note:

As previously disclosed in the Schedule 14D-9: (i) on May 16, 2018, a purported stockholder of Mattersight commenced a putative class action lawsuit against Mattersight and the members of the Board in the U.S. District Court for the District of Delaware (captioned Michael E. Shade v. Mattersight Corporation, et al.); (ii) on May 18, 2018, a purported stockholder of Mattersight commenced a putative class action lawsuit against Mattersight, members of the Board, Parent, and Purchaser in the U.S. District Court for the District of Delaware (captioned Richard Scarantino v. Mattersight Corporation, et al.); and (iii) on May 21, 2018, a purported stockholder of Mattersight commenced a putative class action lawsuit against Mattersight and members of the Board in the Court of Chancery of the State of Delaware (captioned Rashid Ali v. Mattersight Corporation, et al.).

We believe that the disclosures set forth in the Schedule 14D-9 prior to this Amendment No. 4 comply fully with applicable law and deny the allegations in the pending actions described above. However, we have determined to voluntarily supplement this Schedule 14D-9 as described below (the “Supplemental Disclosures”). These Supplemental Disclosures should be read in conjunction with the rest of this Schedule 14D-9, as amended, which we urge you to read in its entirety. Nothing in these Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by deleting the seventh paragraph on page 12 of the Schedule 14D-9 under the heading “Recommendation of the Board—Background of the Merger” and replacing it with the following paragraph:

“On February 1, 2018, Party B submitted to Union Square a non-binding preliminary proposal to acquire Mattersight for $3.48 per share of Common Stock in cash, subject to completion of additional due diligence, which preliminary proposed price reflected a 24% premium to the closing price of the Common Stock on January 31, 2018 and a 26% premium to the 30 calendar day average closing price of the Common Stock for the period ended January 31, 2018. Party B’s preliminary proposal accounted for a right to received accrued but unpaid dividends estimated at $1.89 for each share of Preferred Stock based upon information included in the Mattersight Form 10-Q filed on November 8, 2017, but did not account for the full value of the liquidation preference on the Preferred Stock. If the proposal had done so, it would have implied a per share price for the Common Stock of approximately $3.23. The preliminary proposal also did not include a request for exclusivity. There were no other preliminary proposals submitted by the other parties that had been provided with first round bid instruction letters and, as of February 1, 2018, 36 of the 40 parties approached by Union Square in November and December 2017 had passed on the opportunity to pursue an acquisition of Mattersight.”

Item 4 of the Schedule 14D-9 is hereby amended by deleting the fourth paragraph on page 14 of the Schedule 14D-9 under the heading “Recommendation of the Board—Background of the Merger” and replacing it with the following paragraph:

“On March 9, 2018, NICE submitted a non-binding proposal to Union Square indicating a willingness to acquire Mattersight for $3.32 per share of Common Stock and $8.42 per share of Preferred Stock, plus any accrued but unpaid dividends on such Preferred Stock, in each case, in cash, subject to completion of due diligence by NICE, along with a form of exclusivity agreement. NICE also submitted a list of issues identified by NICE in its review of the draft Merger Agreement, which noted that prior to the execution of the Merger Agreement, NICE would require Mattersight to enter into employment or retention agreements, reasonably acceptable to NICE, with certain key Mattersight employees to be designated at a later date. NICE’s bid materials indicated that it expected to enter into an exclusivity letter with Mattersight ahead of commencing additional work on a potential transaction.”

Item 4 of the Schedule 14D-9 is hereby amended by deleting the sixth paragraph on page 14 of the Schedule 14D-9 under the heading “Recommendation of the Board—Background of the Merger” and replacing it with the following paragraph:

“On March 11, 2018, Party E delivered to Union Square a non-binding letter of intent indicating a willingness to acquire Mattersight for $2.77 per share of Common Stock in cash, which included a waterfall that accounted for a liquidation preference in the amount of  $5.10 per share of Preferred Stock (equal to the per share amount at which Mattersight initially sold the Preferred Stock), plus a right to receive accrued but unpaid dividends estimated at $1.96 for each share of Preferred Stock (which was based upon the capitalization summary as of December 31, 2017 provided by Mattersight in the virtual data room). Party E’s offer price did not account for the Mattersight’s outstanding unvested restricted common stock. Party E’s letter of intent indicated its offer was subject to completion of additional due diligence and also included a request for exclusivity and a list of issues identified by Party E in its review of the draft Merger Agreement.”

Item 4 of the Schedule 14D-9 is hereby amended by deleting the eighth paragraph on page 15 of the Schedule 14D-9 under the heading “Recommendation of the Board—Background of the Merger” and replacing it with the following paragraph:

“On March 16, 2018, Party E delivered to Union Square a revised non-binding letter of intent indicating a willingness to acquire Mattersight for $3.45 per share of Common Stock in cash, subject to completion of additional due diligence, along with a request for exclusivity. Party E’s revised letter of intent did not include a revised version of the waterfall that was enclosed with its initial letter of intent delivered on March 11, 2018.”

Item 4 of the Schedule 14D-9 is hereby amended by deleting the second complete paragraph on page 16 of the Schedule 14D-9 under the heading “Recommendation of the Board—Background of the Merger” and replacing it with the following paragraph:

“Later on March 17, 2018, the Board held a telephonic special meeting, with Mr. Gustafson and representatives of Cooley and Union Square present. Representatives of Union Square and Mr. Mullen described discussions with representatives of NICE subsequent to the Board’s meeting on March 15, 2018. Thereafter, Union Square presented an updated side by side comparison of the offers received from Party E and NICE. The Board then discussed the perceived merits and concerns regarding the two proposals, including, with respect to Party E, ongoing concerns regarding the ability of Party E to finance an acquisition of Mattersight, concerns as to whether Party E would maintain its offer of  $3.45 per share given the price was calculated based on an outstanding share count that did not include unvested restricted stock (which, if included, implied a $3.34 per share price) but that Party E’s proposal otherwise indicated that a portion of its aggregate purchase price would be attributed to such unvested restricted stock, the likely level of due diligence still required to be completed by Party E to confirm its proposed purchase price and the perceived lack of potential strategic synergies between Party E and Mattersight to support its proposed purchase price, and, with respect to NICE, its request that Mattersight respond quickly to its proposal and NICE’s acquisition track record and ability to complete a transaction with Mattersight. Following these discussions, the Board authorized management to continue negotiations with NICE and enter into an exclusivity agreement on behalf of Mattersight with NICE on substantially the terms presented to the Board.”

Item 4 of the Schedule 14D-9 is hereby amended by deleting the ninth complete paragraph on page 17 of the Schedule 14D-9 under the heading “Recommendation of the Board—Background of the Merger” and replacing it with the following paragraph:

“On April 18, 2018, representatives of Cooley and BCLP held a telephonic meeting to discuss the material issues list Cooley had sent on April 17, 2018. Also on April 18th, representatives of NICE communicated to David Gustafson, Executive Vice President, Chief Operating Officer, that Mr. Gustafson would be required to amend certain terms of his existing employment agreement with Mattersight in connection with signing the Merger Agreement.”

Item 4 of the Schedule 14D-9 is hereby amended by deleting the last two paragraphs beginning on page 18 of the Schedule 14D-9 under the heading “Recommendation of the Board—Background of the Merger” and replacing them with the following paragraphs:

“On April 22, 2018, representatives of NICE informed Union Square that NICE would require Mr. Gustafson and several other employees to enter into amendments to their existing employment agreements with Mattersight as a condition to entering into the Merger Agreement.

On April 23, 2018, Mattersight received initial drafts of the proposed amendments to the employment agreements from NICE for Mr. Gustafson and four other employees who, aside from diligence, were not directly involved in any substantive merger negotiations with NICE.

Between April 22 and April 25, 2018, representatives of Mattersight, Union Square, NICE, Cooley and BCLP held a series of calls and exchanged drafts of various documents required to be finalized in advance of signing of the Merger Agreement and announcement of the transactions, including the Merger Agreement, communications materials related to announcement of the transactions, employment agreement amendments for five of Mattersight’s employees, and a non-competition agreement with Mr. Conway. In addition, during that time period, representatives of Mattersight negotiated a restructuring of financial covenants in Mattersight’s loan and security agreement with CIBC, which was a requirement of NICE in advance of signing of the Merger Agreement.

On the morning of April 25, 2018, the Board held a telephonic special meeting with Mr. Gustafson and representatives of Cooley and Union Square present. Mr. Gustafson described the terms and status of the negotiation of employment agreement amendments intended to be entered into by Mr. Gustafson and the four other Mattersight employees in connection with the signing of the Merger Agreement. At the meeting, representatives of Union Square also reviewed with the Board certain financial analyses of Mattersight. Thereafter, the Board adjourned the meeting and agreed to reconvene following finalization of the terms of the required employment agreement amendments. On the afternoon of April 25, 2018, the Board reconvened the telephonic special meeting, with Mr. Gustafson and representatives of Cooley and Union Square present. Representatives of Cooley reviewed the fiduciary duties of Mattersight’s directors under Delaware law in connection with the proposed transaction and reviewed key provisions of the Merger Agreement (which had been previously provided to the Board), including structure and timing considerations, offer conditions, required U.S. antitrust approval, required CFIUS approval, treatment of outstanding equity awards, non-solicitation provisions and fiduciary duty exceptions that would permit Mattersight to negotiate and accept an unsolicited superior proposal, the change of board recommendation provisions, including NICE’s matching right, and the termination provisions, termination fee and the circumstances under which Mattersight’s payment of the termination fee would be triggered. Thereafter, at the request of the Board, representatives of Union Square delivered to the Board an oral opinion, subsequently confirmed in writing, that as of April 25, 2018, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Union Square as set forth in the written opinion, the consideration to be received by the holders of Common Stock (other than applicable Cancelled Shares and Dissenting Shares (collectively, the “Excluded Common Shares”)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety. The opinion of Union Square is more fully described below under the heading - Opinion of Mattersight’s Financial Advisor.”

Item 4 of the Schedule 14D-9 is hereby amended by deleting the second complete paragraph on page 19 of the Schedule 14D-9 under the heading “Recommendation of the Board—Background of the Merger” and replacing it with the following paragraph:

“Later on April 25, 2018, Mattersight, NICE, Parent and Purchaser executed and delivered the Merger Agreement and the executive officers, directors and certain affiliated stockholders of Mattersight executed and delivered Tender and Support Agreements to NICE. Mr. Gustafson and the four other Mattersight employees also executed and delivered to NICE amendments to their employment agreements with Mattersight. Also on April 25, 2018, Mattersight and CIBC executed a second amendment to Mattersight’s loan and security agreement with CIBC.”

Item 4 of the Schedule 14D-9 is hereby amended by deleting the last two paragraphs under the heading “Projected Financial Information” on pages 24 and 25 of the Schedule 14D-9 and replacing them with the following paragraphs:

“The following is a summary of the April operating plan.

	Twelve Months Ending (in millions)
	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2021	2022
Total Revenue	$50.9	$53.6	$57.4	$61.4	$65.1
Net Income (Loss)	$(12.4)	$(11.6)	$(11.3)	$(10.9)	$(10.3)
Adjusted EBITDA	$1.9	$3.6	$4.9	$6.5	$8.1
Operating Income (Loss)	$(10.7)	$(9.6)	$(9.2)	$(8.7)	$(7.9)
Net Operating Profit After Tax	$(10.7)	$(9.6)	$(9.2)	$(8.7)	$(7.9)
Plus: Depreciation and Amortization	$7.5	$8.1	$8.7	$9.3	$9.9
Less: (Increase) / Decrease in Working Capital	(6.5)	(2.0)	(2.9)	(3.1)	(2.8)
Less: Capital Expenditures	(0.6)	(0.3)	(0.3)	(0.3)	(0.4)
Unlevered Free Cash Flow	$(10.3)	$(3.9)	$(3.8)	$(2.8)	$(1.2)

Stock-based Compensation	$5.1	$5.1	$5.4	$5.8	$6.2

As noted above, Mattersight prepared and shared with the Board and potential bidders the February operating plan in March 2018. Those forecasts projected, for the fiscal years ending December 31, 2018 and December 31, 2019, respectively: (i) Total Revenue of approximately $52.1 million and $64.3 million; (ii) Adjusted EBITDA of approximately $5.3 million and $9.3 million; (iii) Net Loss of approximately $8.3 million and $3.4 million; (iv) Operating Loss of approximately $7.2 million and $2.2 million; (v) depreciation and amortization of approximately $7.5 million and $8.1 million; (vi) increase (decrease) in working capital of approximately $(0.1) million and $1.3 million; (vii) capital expenditures of approximately $2.5 million and $1.1 million; and (viii) stock-based compensation of approximately $5.1 million and $3.4 million. For these purposes, Adjusted EBITDA is defined as Operating Loss, plus depreciation and amortization, plus stock-based compensation expense.”

Item 4 of the Schedule 14D-9 is hereby amended by deleting the paragraphs under the heading “Summary of Financial Analyses—Comparable Public Company Trading Analysis” on page 27 of the Schedule 14D-9 and replacing it with the following paragraphs:

“Union Square performed a comparable public company trading analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Union Square compared certain financial estimates for Mattersight with comparable publicly available consensus estimates for 15 selected companies that share similar business characteristics or those that have similar scale and operating characteristics.

For purposes of this analysis, Union Square analyzed the following statistics for each of the selected comparable companies:

•	The enterprise value divided by estimated revenue for calendar year 2018, which is referred to below as Enterprise Value/2018E Revenue; and

•	The enterprise value divided by estimated revenue for calendar year 2019, which is referred to below as Enterprise Value/2019E Revenue.

This analysis included the following companies and associated statistics:

Implied Trading Multiples
Company	Enterprise Value / CY2018E Revenue	Enterprise Value / CY2019E Revenue
Small Cap Software Companies
American Software, Inc.	2.7x	2.6x
Asure Software, Inc.	2.7x	2.4x
Brightcove Inc.	1.6x	1.5x
ChannelAdvisor Corporation	2.4x	2.2x
eGain Corporation	3.8x	3.5x
Majesco	1.4x	1.2x
ServiceSource International, Inc.	1.4x	1.3x

Data Analytics, Personalization, and Call Center Infrastructure Companies
Avaya Holdings Corp.	1.8x	-
Five9 Inc.	7.2x	6.2x
LivePerson Inc.	4.1x	3.7x
MicroStrategy Incorporated	1.6x	1.6x
NICE Ltd.	4.2x	3.9x
Varonis Systems, Inc.	7.2x	6.1x
Verint Systems Inc.	3.0x	2.8x
Zendesk, Inc.	8.8x	6.9x

Based on the analysis of the relevant metrics for each of the selected comparable companies and upon the application of its professional judgment and expertise, Union Square selected ranges that represented the first quartile to third quartile of financial multiples and applied these representative ranges of financial multiples to the relevant financial statistic for Mattersight, utilizing the Management Case.

Based on Mattersight’s outstanding shares on a fully diluted basis (including outstanding options, Restricted Stock Awards and the impact from the conversion of shares of Preferred Stock) as of April 24, 2018, Union Square calculated the estimated implied value per share of Common Stock as follows:

Financial Statistic	Selected Comparable Companies Representative MultiBSple Range	Implied Value Per Share of Common Stock
Enterprise Value/2018E Revenue (Management Case)	1.7x – 4.1x	$1.91 – $5.41
Enterprise Value/2019E Revenue (Management Case)	1.8x – 3.8x	$2.15 – $5.28

Union Square noted that the consideration to be received by holders of Common Stock (other than Excluded Common Shares) pursuant to the Merger Agreement of  $2.70 per share was within each of the implied ranges for Enterprise Value/2018E Revenue and Enterprise Value/2019E Revenue.

No company utilized in the comparable public company trading analysis is identical to Mattersight. In evaluating the selected comparable companies, Union Square made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond our control, such as the impact of competition on our businesses and the industry generally, industry growth and the absence of any adverse material change in our financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.”

Item 4 of the Schedule 14D-9 is hereby amended by deleting the paragraphs under the heading “Summary of Financial Analyses—Precedent Transactions Analysis” on pages 28 and 29 of the Schedule 14D-9 and replacing them with the following paragraphs:

“Union Square performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions. In connection with its analysis, Union Square compared publicly available statistics for 20 selected transactions (which we refer to as the selected precedent transactions) announced since March 1, 2012, involving Software, Data Analytics, Personalization and Call Center Infrastructure companies. Union Square selected the precedent transactions because they shared certain characteristics with the Transaction.

Using publicly available estimates and other information for each of the selected precedent transactions, Union Square analyzed the following statistics for each of the selected precedent transactions:

•	The enterprise value of target company divided by revenue for the last 12 months prior to the acquisition date (which we refer to as LTM), which is referred to below as Enterprise Value/LTM Revenue; and
•	The enterprise value of target company divided by estimated revenue for the next 12 months following the acquisition date (which we refer to as NTM), which is referred to below as Enterprise Value/NTM Revenue.

The following table includes a list of the selected precedent transactions reviewed, the month and year each transaction was announced, and the Enterprise Value/LTM Revenue and the Enterprise Value/NTM Revenue multiples for the selected precedent transactions:

Multiple of Enterprise Value to:
Month/Year Announced	Target	Acquiror	LTM Revenue	NTM Revenue
October 2017	Broadsoft, Inc.	Cisco Systems, Inc.	5.3x	4.4x
July 2017	ShoreTel, Inc.	Mitel Networks Corporation	1.2x	1.2x
May 2017	Jive Software, Inc.	Aurea (ESW Capital, LLC)	1.7x	1.6x
August 2016	Interactive Intelligence Inc.	Genesys Telecommunications Laboratories, Inc.	3.4x	3.0x
July 2016	TouchCommerce Inc.	Nuance Communications, Inc.	-	3.6x
July 2016	Sabio Ltd	Lyceum Capital Partners LLP	1.2x	-
May 2016	inContact, Inc.	NICE Ltd.	4.0x	3.4x
May 2016	Nexmo, Inc.	Vonage Holdings Corp.	3.3x	-
April 2016	HP Inc.’s Customer Experience Assets	Open Text Corporation	-	1.9x
January 2016	Nexidia Inc.	NICE Ltd.	2.7x	-
February 2015	Saba Software Inc.	Vector Capital	2.4x	2.0x
November 2014	Contact at Once!, LLC	LivePerson, Inc.	3.6x	-
March 2014	LiveVox, Inc.	Golden Gate Capital	2.4x	-
January 2014	Parature Inc.	Microsoft Corporation	6.7x	-
January 2014	KANA Software, Inc.	Verint Systems Inc.	3.8x	3.5x
July 2013	Voxeo Corporation	Aspect Software Inc.	3.3x	-
May 2013	SoundBite Communications, Inc.	Genesys Telecommunications Laboratories, Inc.	1.6x	1.4x
February 2013	Angel.com Incorporated	Genesys Telecommunications Laboratories, Inc.	3.8x	-
August 2012	Adeptra Ltd.	Fair Isaac Corporation	2.6x	-
March 2012	Transcend Services, Inc.	Nuance Communications, Inc.	2.6x	2.2x

Based on the analysis of the relevant metrics and time frame for each selected precedent transaction and upon the application of its professional judgment and experience, Union Square selected ranges that represented the first quartile to third quartile of implied financial multiples of the selected precedent transactions and applied these representative ranges of financial multiples to the relevant financial statistic for Mattersight.

For purposes of estimated NTM revenue, Union Square utilized the Management Case.

Based on Mattersight’s outstanding shares on a fully diluted basis (including outstanding options, Restricted Stock Awards and the impact from the conversion of shares of Preferred Stock) as of April 24, 2018, Union Square calculated the estimated implied value per share of our Common Stock as follows:

Selected Precedent Transactions Financial Statistic	Representative Range	Implied Value Per Share of Our Common Stock
Enterprise Value/LTM Revenue (03/31/18)	2.4x – 3.7x	$2.78 – $4.65
Enterprise Value/NTM Revenue (Management Case, 03/31/19)	1.8x – 3.5x	$1.92 – $4.31

Union Square noted that the consideration to be received by holders of Common Stock (other than Excluded Common Shares) pursuant to the Merger Agreement of  $2.70 per share was slightly below the implied Enterprise Value/LTM Revenue range and within the implied Enterprise Value/NTM Revenue range.

No company or transaction utilized in the selected precedent transactions analysis is identical to Mattersight or the Transaction. In evaluating the selected precedent transactions, Union Square made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, which are beyond our control, such as the impact of competition on our business or the industry generally, industry growth and the absence of any adverse material change in our financial condition or the industry or in the financial markets in general.”

Item 4 of the Schedule 14D-9 is hereby amended by deleting the paragraphs under the heading “Summary of Financial Analyses—Discounted Cash Flow Analysis” on pages 29 and 30 of the Schedule 14D-9 and replacing them with the following paragraphs:

“Union Square calculated a range of prices per share of Common Stock for Mattersight based on a discounted cash flow analysis to value Mattersight as a standalone entity. Union Square utilized the Management Case for its analysis. Unlevered free cash flow was derived as Operating Income less GAAP taxes, plus depreciation and amortization, and less capital expenditures and the increase in working capital. To account for future share dilution to current stockholders, stock-based compensation expenses were not added back in the calculation of unlevered free cash flow. Union Square calculated the present value of free cash flows for the calendar years 2018 through 2022 and terminal values in the calendar year 2022 using discount rates, selected upon the application of Union Square’s professional judgment and experience, ranging from 12.1% to 16.1%, which were based on a weighted average cost of capital calculation. The terminal value was derived by applying enterprise value to LTM EBITDA multiples, selected upon the application of Union Square’s professional judgment and experience, ranging from 14.0x to 22.0x to the forecasted Adjusted EBITDA for Mattersight in 2022, as reflected in the Management Case.

Union Square’s discounted cash flow analysis resulted in an enterprise value range of $37.6 million to $85.1 million. To derive an implied share price reference range per share of Common Stock, Union Square divided the total implied equity value by the amount of our outstanding shares on a fully diluted basis (including outstanding options, Restricted Stock Awards and the impact from the conversion of shares of Preferred Stock). This analysis indicated an implied price per share of $0.50 to $1.86. Union Square noted that the consideration to be received by holders of Common Stock (other than Excluded Common Shares) pursuant to the Merger Agreement of $2.70 per share was above the range implied by the discounted cash flow analysis.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 14D-9 is true, complete and correct.

MATTERSIGHT CORPORATION

By:	/s/ David B. Mullen
Name: David B. Mullen
Title: Chief Financial Officer

Dated: June 12, 2018